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CONTACTS:
LORUS THERAPEUTICS INC.                     CANADIAN MEDIA CONTACT:                     US MEDIA CONTACT:

Corporate Communications                    Hugh Mansfield                              Jennifer Taylor
Grace Tse                                   Mansfield Communications Inc.               Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380               Tel:  (416) 599-0024                        Tel:  (212) 370-5045
Email:   ir@lorusthera.com                  Email:  hugh@mcipr.com                      E-mail:  jennifer@mcipr.com
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     LORUS THERAPEUTICS ANNOUNCES UNITED STATES PATENT ALLOWANCE TO PROTECT
      VIRULIZIN(R), THE COMPANY'S MOST CLINICALLY ADVANCED ANTI-CANCER DRUG

                - Third U.S. patent allowance for Virulizin(R) -

TSE:              LOR
OTC BB:           LORFF

TORONTO, APRIL 2, 2003 - Lorus Therapeutics Inc. ("Lorus") reported today that it has received notice from the United States Patent and Trademark Office of the allowance of a patent, which protects the company's intellectual property for its lead immunotherapeutic anti-cancer product, Virulizin(R). This drug is currently in a Phase III clinical trial in the United States for the treatment of pancreatic cancer and is commercially available in Mexico for the treatment of malignant melanoma.

The patent titled, "Immunomodulating compositions for treatment of immune system disorders," is the third U.S. patent allowance for Virulizin(R). Previous patents protect the only known production process for Virulizin(R) and the composition produced according to this process and methods for stimulating a patient's immune system with Virulizin(R) for treatment purposes. The most recent patent significantly broadens protection to include methods for treatment of a variety of different cancers.

"As investigations at Lorus continue to expand the potential uses of Virulizin(R) for treatment of malignant diseases, it is our strategy to protect these novel findings and broaden the patent portfolio for this anti-cancer agent," said Dr. Jim Wright, chief executive officer, Lorus. "This strategy enables Lorus to maximize the commercial potential of Virulizin(R) in marketplaces like the United States, which is the largest market for anti-cancer drugs in the world."


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The United States Food and Drug Administration has awarded Virulizin(R) orphan drug status and fast track status for the treatment of pancreatic cancer. The drug is currently in a Phase III clinical trial in North America for the treatment of pancreatic cancer, and has been approved in Mexico for the treatment of malignant melanoma, where it is commercially available through Mayne Pharma, Lorus' marketing partner in Latin America.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.


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